Exhibit 99.1

Global Mofy Metaverse Limited Receives “Most Valuable Investment Chinese Concept Stock” Award

Beijing, CHINA, Dec. 06, 2023 (GLOBE NEWSWIRE) -- Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry, today announced that the Company has been honored with the prestigious “Most Valuable Investment Chinese Concept Stock” award at the 8th Zhitong Finance Capital Market Annual Conference and Listed Company Awards Ceremony, held in Shenzhen, China on December 6, 2023.

The event has been held since 2016 and has now become one of the most authoritative selection events for listed companies in the Hong Kong and US stock markets. Its significance as a benchmark has been widely recognized by global investors.

This two-month-long selection process attracted over 1,000 Hong Kong and US-listed companies from various industries, including energy, finance, automotive, real estate, communication, chip manufacturing, internet, and healthcare. The evaluation involved stages such as self-nomination, comprehensive scoring, public voting, and expert review. Factors considered included performance growth, stock activity, industry rankings, corporate governance, social impact, capital market returns, and ESG performance.

“We are immensely proud and honored to receive award,” said Haogang Yang, CEO of the Company. “This recognition is a testament to our Company’s dedication and outstanding performance, as well as well as our unwavering commitment to excellence in navigating the ever-changing capital market landscape.”

“As a leading Chinese concept stock company specializing in virtual technology and digital assets, Global Mofy Metaverse has always been committed to creating value for our investors. We strive for continuous innovation and to earn the trust and support of our stakeholders. We would also like to express our heartfelt gratitude to the event’s judging panel for this recognition, as well as to our investors, partners, and the media for their continuous support and cooperation. We remain dedicated to delivering superior performance and maximizing investment returns for our shareholders,” Yang said.

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. With its strong technology platform and industry track record, Global Mofy Metaverse is able to attract high-profile customers and earn repeat business. The Company primarily operates in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Global Mofy Metverse Ltd.

Investor Relations Department

Email: ir@mof-vfx.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214